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                              August 29, 2023

       Pina Albo
       Chief Executive Officer
       Hamilton Insurance Group, Ltd.
       Wellesley House North, 1st Floor
       90 Pitts Bay Road
       Pembroke HM 08 Bermuda

                                                        Re: Hamilton Insurance
Group, Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
16, 2023
                                                            CIK No. 0001593275

       Dear Pina Albo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       General

   1. Please refer to comment 1 in our June 9, 2023 letter and revise your summary and risk factors sections to
disclose your multiple class share structure (preferred shares, Class A common shares, Class B
common shares, and Class C common shares) and explain the
                                                        nature of the disparate
voting rights and the risks the structure presents to investors.
   2. We note your response to our prior comment 2. Please confirm our understanding that the group of shareholders
referenced in our prior comment is the same group of shareholders who will be party to
the shareholder agreement described on pages 177 and 212 of your
 Pina Albo
Hamilton Insurance Group, Ltd.
August 29, 2023
Page 2
      draft registration statement. If these are different shareholders, please identify the shareholders and list them in the beneficial ownership table or confirm that their holdings are below five percent of any class of your voting securities.
Business
Investments, page 170

3. We note your response to our prior comment 12 and reissue in part. Please describe material terms of any agreements you have signed with DWS Investment Management
      Americas, Inc. and Conning Asset Management Limited and file these agreements as exhibits to the registration statement.
Management
Executive Officers and Directors of Hamilton, page 184

4. We note that you have removed disclosure related to the specific experiences, qualifications, attributes or skills of Messrs. Richards, Overdeck, Koffler, and Siegel that led you to the conclusion that these individuals should serve as your directors. Please reinstate this disclosure. Refer to Item 401(e) of Regulation S-K. Principal and Selling Shareholders, page 209

5. Please disclose the natural person or personal who have voting and dispositive control over the shares held by MCL/WM Pool (footnote 15) to the beneficial ownership table.
6. When available, please update this table to show the amounts that each significant shareholder, officer and director will own following the offering.
        You may contact Sarmad Makhdoom at (202) 551-5776 or Michael Henderson at (202)
551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                             Sincerely,
FirstName LastNamePina Albo
                                                             Division of
Corporation Finance
Comapany NameHamilton Insurance Group, Ltd.
                                                             Office of Finance
August 29, 2023 Page 2
cc:       Matthew B. Stern, Esq.
FirstName LastName